

Mail Stop 4561

February 21, 2017

Wajid Ali
Chief Financial Officer
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

> **Re:** **Synaptics Incorporated**
> **Form 10-K for the Fiscal Year Ended June 25, 2016**
> **Filed August 26, 2016**
> **Form 10-Q for the Quarterly Period Ended December 24, 2016**
> **Filed January 31, 2017**
> **Form 8-K furnished January 26, 2017**
> **File No. 000-49602**

Dear Mr. Ali:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 25, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Fiscal 2016 Compared with Fiscal 2015

Provision for Income Taxes, page 40

1. We note your discussion of the various factors that impact your effective tax rate, which decreased from 31.1% in 2015 to 4.5% in 2016. Please tell us your consideration to providing additional disclosures describing the underlying reasons for variations in the relative impact that individual reconciling items have on your effective tax rate, including

any material changes in the mix of income in foreign jurisdictions. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Form 10-Q for the Quarterly Period Ended December 24, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenue, page 22

2.   You disclose the decline of 11% in mobile revenues was due to both decreases in average selling price, offset by increases in units sold. Similar disclosure was noted related to your PC revenues. Please tell us what consideration was given to separately quantifying the extent to which changes in your mobile and PC revenues were attributed to changes in prices and changes in volumes. In this regard, tell us how you considered quantifying the number of units sold and average selling prices or percentage changes therein. Although not quantified, we note that you discuss average selling price for various product groups and its impact on gross margin in your earnings calls on July 28, 2016 and October 28, 2016. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

3.   Please tell us your consideration to providing disclosure of revenues and gross margin for each major group of products so a reader may understand how changes in the mix of your products impact your revenue and gross margin trends. We note your response to comment 5 in our letter dated May 4, 2006 that is consistent with your current disclosure. However, we also note that your CEO made a statement on the October 28, 2016 earnings call that product mix is "by far the number one determinant on (y)our gross margins" with context being provided by discussing certain product lines, such as DDIC and fingerprint solutions. In that same call, you also discuss various margins for your product groups, such as display drivers and TDDI, which are either higher or lower than the corporate average. Refer to Section III.B.4 of SEC Release No. 33-8350.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 24

4.   You disclose that your days sales outstanding ("DSO") decreased from 70 days to 51 days. Please tell us your consideration to disclosing the reasons for this decline and whether you expect it to continue. Also, please tell us what consideration was given to further explaining the reasons for the increase in accounts receivable, particularly in light of the decline in DSO from the prior periods presented. Refer to Item 303(a)(1) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Form 8-K furnished January 26, 2017

Exhibit 99.1

5.   We note that you changed your non-GAAP tax rate during the quarter ended December 24, 2016. Please tell us what consideration was given to providing an explanation of how you determine the tax adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Rebekah Lindsey, Staff Accountant, at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                           Sincerely,

                           /s/ Kathleen Collins

                           Kathleen Collins
                           Accounting Branch Chief
                           Office of Information Technologies
                           and Services